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                                          Filed by Molecular Devices Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rules 14a-12 of the
                                                 Securities Exchange Act of 1934

                                 Subject Company:  Molecular Devices Corporation
                                        Corporation Commission File No.: 0-27316

                                          Subject Company:  LJL BioSystems, Inc.
                                        Corporation Commission File No.: 0-23647


CONFERENCE CALL SCRIPT          6/8/00, 8:00 A.M., PACIFIC DAYLIGHT SAVINGS TIME

JOSEPH D. KEEGAN:

Welcome to the Molecular Devices and LJL BioSystems merger conference call. Before we begin the presentation, we need to state that as with most presentations, our discussion contains forward looking statements, and that our results could be different for reasons discussed in our Form 10-Ks, Form 10-Qs, recent Form S-3 registration statements and in our press release filed with the SEC today.

I am joined by Lev Leytes, Chairman and CEO of LJL, Tim Harkness, our VP Finance and CFO, and Larry Tannenbaum, Senior VP and CFO of LJL.

We are happy to announce that Molecular Devices and LJL BioSystems have signed a definitive agreement to combine our companies and create a leading provider of drug discovery solutions to the life sciences industry. We are very excited about the potential and opportunity for the combined company, and we believe it is an ideal strategic fit for both companies.

Before we get into the numerous benefits of the combination, I want to outline some of the basic terms and the expected schedule. Under the terms of the transaction, each share of LJL common stock would convert into .3 of a share of MDC stock. This exchange ratio is fixed, and does not include any caps or collars. We expect that the transaction will be accounted for as a pooling of interests and be a tax-free exchange. Completion of the transaction is subject to typical closing conditions, including approval of both company's stockholders. Our goal is to complete the transaction no later than the fourth quarter of this year.

From an MDC perspective, we believe that this merger represents an important step towards meeting our strategic goal of becoming the leading supplier of drug discovery solutions to the life science industry. Our companies share a mutual goal of providing innovative solutions to accelerate and improve the drug discovery process, and we believe that by combining our efforts, we would be better positioned to meet that goal.

We believe that some of the most important reasons for the merger relate to the similar market focus of the companies. We are basically selling products into the same markets and to the same customers with no direct overlap or competition between our product lines. Our product lines are highly complementary in terms of both feature sets and price points, and we believe that by combining the product portfolios, our customers would be better served. This would help us achieve a higher critical mass for addressing our customers' needs as well as broader and deeper market penetration. We also believe that we can


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achieve distribution synergies by combining our respective sales forces. After the merger, we would have over 50 sales representatives worldwide selling both MDC and LJL products.

We also believe that our respective new product development activities are very complementary. While we are both focused on the development of cutting edge instrumentation and building our follow-on reagents businesses, our current new product development activities do not overlap. The combination of the strong R&D and engineering groups of our organizations would help us continue our strong track record of introducing innovative, first-of-a-kind technology to the marketplace.

From a financial perspective, we would remain committed to seeking to run the combined business at MDC levels of profitability. Our goal would be to drive the combined business to MDC type operating margins within one year of closing. Our expectation is that this transaction would be accretive to MDC stand-alone results within four quarters of closing. In addition, we believe that the long term revenue and earnings growth rate of the combined business would be higher than for MDC on a stand-alone basis.

We believe that this is the right transaction at the right time. We continue to be proud of our track-record of consistently delivering both top and bottom line growth, and we believe this merger would allow us to continue to meet our aggressive strategic and financial goals over the long term.

At this point, I will turn it over to Lev for some additional comments.

LEV J. LEYTES:

Thank you, Joe.

We are very excited about combining with Molecular Devices. I too want to touch on what we at LJL believe would be the unique advantages to this merger. We would bring together world-class people in science, engineering, marketing, sales and support with a common vision to create a global leader in supplying advanced tools for drug discovery. From SNP genotyping through ultra-high throughput screening and into preclinical testing, pharmaceutical, biotechnology and genomics customers rely on both our companies' technologies and products. Leveraging the full power of our combined sales forces, we believe that we could accelerate our market penetration rates at life science companies and broaden the impact and influence we have throughout our customers' enterprises. LJL and Molecular Devices technologies and products complement one another and their combination would create unique opportunities to change the way targets and drugs are identified and tested. Strategically, we believe leveraging LJL technologies within a much larger combined critical mass would create new opportunities that could only be exploited as part of such larger organization. An important parameter for us, as we begin to plan integration, is that both companies' headquarters are located in Silicon Valley, in close proximity of each other. I, together with the LJL executive team, look forward to working closely with Molecular Devices management team to achieve timely and smooth integration of this important combination and thereafter joining Molecular Devices' Board of Directors.

JOSEPH D. KEEGAN:

Now I will open the conference call to questions.

As there are no more questions and in closing the conference call, we need to remind you that our discussions contained forward looking statements, and that our results could be different for reasons discussed in our Form 10-Ks, Form 10-Qs, recent Form S-3 registration statements and in our press release filed with the SEC today.

Thank you all for your time this morning and your support of Molecular Devices and LJL.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Molecular Devices and LJL BioSystems are advised to read the joint proxy statement/prospectus regarding the potential business combination transaction referred to above, when it becomes available, because it will contain important information. Molecular Devices and LJL BioSystems expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus would be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Molecular Devices or LJL BioSystems by directing such requests to the companies.

Molecular Devices and its officers and directors may be deemed to be participants in the solicitation of proxies from Molecular Devices' stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Molecular Devices' proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Molecular Devices.

LJL BioSystems and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of LJL BioSystems with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in LJL BioSystems's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from LJL BioSystems.

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